CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008 AND 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors.

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	November 30 2008	February 29 2008
	(unaudited)	(audited)

ASSETS

Current assets
Cash and equivalents	$6,846,869	$19,623,847
Amounts receivable	1,349,518	631,446
Restricted cash	3,233,174	13,335,124
Trade receivable from a related party (note 10)	1,948,474	593,434
Diamond inventory and supplies (note 4)	9,285,537	3,465,853
Prepaids and deposits	166,794	946,858
	22,830,366	38,596,562

Property, plant and equipment (note 5)	76,331,694	64,831,636
Mineral property interests (note 6)	36,831,336	25,247,937
Other assets and deposits	6,091,662	3,200,112
Reclamation deposits (note 8)	2,906,262	1,816,877

	$144,991,320	$133,693,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,318,291	$4,420,212
Amounts owing pursuant to acquisition (Note 6(a))	3,439,632	294,402
Amounts due to related parties (note 10)	150,461	49,604
Income taxes	1,297,767	890,332
Current portion of capital lease obligations (note 7)	5,607,530	6,847,751
	14,813,681	12,502,301

Long-term liabilities
Capital lease obligations (note 7)	3,621,883	7,955,548
Future income taxes	13,205,605	12,430,100
Reclamation obligation (note 8)	2,877,991	1,755,820
	19,705,479	22,141,468

Non-controlling interest	12,466,345	11,934,548

Shareholders' equity
Share capital (note 9)	119,952,533	112,095,390
Warrants (note 9(c))	1,693,197	1,693,197
Contributed surplus	3,890,399	2,332,882
Deficit	(27,530,314)	(29,006,662)
	98,005,815	87,114,807
Nature and continuance of operations (note 1)
Subsequent events (note 11)
Contingencies and commitments (note 12)

	$144,991,320	$133,693,124

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors
/s/ Dr. John Bristow	/s/ Desmond Morgan
Dr. John Bristow	Desmond Morgan
Director, Chief Executive Officer	Director, Chief Financial Officer

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Profit / (Loss)
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Nine months ended November 30
	2008	2007	2008	2007

Revenue
Rough diamonds sales (note 10(g))	$3,064,446	$12,072,363	$20,072,069	$33,775,109
Contract diamond sales (note 10(g))	13,162,269	–	13,322,845	179,975
Other sales	(100,434)	52,581	230,156	77,157
	16,126,281	12,124,944	33,625,070	34,032,241
Cost of sales
Cost of rough diamonds sales	(3,709,562)	(9,570,978)	(15,968,735)	(22,327,592)
Cost of contract diamond sales	–	–	–	(152,979)
Amortization and depletion	(2,864,155)	(2,141,157)	(8,111,115)	(5,795,726)
Operating profit	9,552,564	412,809	9,545,220	5,755,944

Expenses
Accretion of reclamation obligation (note 8)	(94,525)	(27,857)	(261,927)	(141,871)
Exploration	(95,988)	(126,741)	(367,170)	(592,908)
Foreign exchange (loss) gain	902,842	(126,397)	277,955	3,623,774
Interest on capital leases	(335,426)	(427,301)	(1,238,622)	(1,331,540)
Convertible note accretion and interest expense	(452,064)	(101,618)	(700,894)	(797,723)
Legal, accounting and audit	(678,032)	(252,611)	(1,454,927)	(720,775)
Office and administration	(688,828)	(849,940)	(2,528,638)	(3,201,820)
Shareholder communications	(173,129)	(64,357)	(372,104)	(189,879)
Stock-based compensation - exploration (note 9(b))	(194,571)	(167,109)	(531,814)	(177,581)
Stock-based compensation - administration (note 9(b))	(304,845)	(449,672)	(1,025,703)	(478,851)
Travel and conferences	(139,072)	(147,443)	(458,782)	(558,469)
Transfer agent	(27,969)	(97,977)	(72,665)	(161,299)
	(2,281,607)	(2,586,229)	(8,735,291)	(4,728,942)
Other items
Write-off of amounts receivable	–	–	–	(224,942)
Gain (loss) on disposal of equipment	6,320	(3,323)	(298,434)	(60,466)
Interest income	357,248	185,813	2,480,700	893,848
Write-down of mineral property interests	–	–	-	(15,648)
	363,568	182,490	2,182,266	592,792

Profit (loss) before income taxes	7,634,525	(1,990,930)	2,992,195	1,619,794
Income tax (expense) recovery	(348,654)	398	(506,283)	(26,496)
Future income tax (expense) recovery	482,689	25,768	1,757,497	(1,070,423)
Profit (loss) before non-controlling interest	7,768,560	(1,964,764)	4,243,409	522,875
Non-controlling interest	(3,241,010)	837,374	(2,563,723)	(3,140,501)
Profit (loss) for the period before discontinued operations	4,527,550	(1,127,390)	1,679,686	(2,617,626)
Loss from discontinued operations (Note 6(d))	–	–	(203,338)	–
Profit (loss) for the period	4,527,550	(1,127,391)	1,476,348	(2,617,627)
Other comprehensive profit (loss) income	–	–	–	–
Total Comprehensive Profit / (Loss) Income	$4,527,550	$(1,127,390)	$1,476,348	$(2,617,626)

Basic and diluted profit / (loss) per common share	$0.02	$(0.01)	$0.01	$(0.01)

Weighted average number of
common shares outstanding	238,041,569	187,816,993	234,440,786	187,225,090

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Nine months ended November 30		Nine months ended February 29
		2008		2008
		(unaudited)		(audited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	223,755,854	$112,095,390	186,976,219	$88,903,530
Share purchase options exercised at $0.40 per share	–	–	107,917	43,167
Share purchase options exercised at $0.42 per share	–	–	145,000	60,900
Private placement November 2006, net of issue costs at $0.47 per share	–	–	–	4,160
Private placement January 2008, net of issue costs at $0.60 per share	–	–	24,101,526	13,860,916
Commission consideration for private placement at $0.60 per share	–	–	500,000	300,000
Warrants exercised at $0.60 per share	–	–	2,400,000	1,440,000
Consideration for acquisition of property net of issue cost at $0.78 per share (note 6)	–	–	7,848,663	6,081,842
Consideration for additional interest net of issue cost at $0.55 per share (note 6(b))	14,285,715	7,857,143	–	–
Consideration for property finders fees at $0.78 per share	–	–	1,676,529	1,307,693
Fair value of stock options allocated to shares issued on exercise	–	–	–	93,182
Balance at end of the period	238,041,569	$119,952,533	223,755,854	$112,095,390

Warrants
Broker warrants issued as consideration for private placement		1,693,197		1,693,197
		$1,693,197		$1,693,197

Contibuted surplus
Balance at beginning of the period		2,332,882		599,749
Stock-based compensation (note 10(b))		1,557,517		1,826,315
Fair value of stock options allocated to shares issued on exercise		–		(93,182)
Balance at end of the period		$3,890,399		$2,332,882

Deficit
Balance at beginning of the period		(29,006,662)		(19,603,634)
Profit (loss) for the period		1,476,348		(9,403,028)
Balance at end of the period		$(27,530,314)		$(29,006,662)

TOTAL SHAREHOLDERS' EQUITY		$98,005,815		$87,114,807

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended November 30		Nine months ended November 30
Cash provided by (applied to):	2008	2007	2008	2007

Operating activities
Profit (Loss) for the period	$4,527,550	$(1,127,390)	$1,476,348	$(2,617,626)
Items not affecting cash
Accretion of reclamation obligation	94,525	27,857	261,927	141,871
Amortization and depletion	3,106,658	1,381,374	6,732,269	3,382,060
Amortization of capital lease equipment	(242,503)	759,783	1,378,846	2,335,423
Write-off of amounts receivable	–	–	–	224,942
Write-down of mineral property interests	–	–	(470,614)	–
Non cash convertible note accretion and interest expense	–	–	–	862,765
Stock-based compensation (note 10(b))	499,416	616,781	1,557,516	656,432
Unrealized foreign exchange gain	(2,458,215)	(28,444)	(489,495)	(4,399,032)
Loss (profit) on disposal of equipment	(6,320)	3,323	298,434	60,466
Future income tax (recovery) expense	(456,526)	(25,768)	(1,731,334)	1,080,086
Provision for site reclamation	–	(4,722)	–	(499,955)
Non-controlling interest	3,241,008	(837,374)	2,563,723	3,140,501
Changes in non-cash working capital items
Accounts receivable	(620,386)	85,450	(718,072)	499,216
Amounts due to and from related parties	(647,441)	(1,022,759)	(1,355,040)	(715,424)
Inventory	(3,972,484)	1,723,631	(5,688,884)	(1,658,295)
Prepaids and deposits	877,982	913,442	780,064	(7,032)
Accounts payable and accrued liabilities	(1,268,927)	3,328,091	(101,921)	6,093,952
Income taxes	24,246	(261,320)	407,435	(1,545,832)
Cash provided by (used in) operating activities	2,698,583	5,531,955	4,901,202	7,034,518

Investing activities
Acquisition of Saxendrift Mine (Pty) Limited, net of cash acquired (Note 6(a))	–	–	(12,205,245)	–
Proceeds on sale of shares in subsidiary	3,712,025	–	6,249,091	(1,201,297)
Restricted cash	(308,783)	21,087	9,935,536	(15,519,569)
Mineral property acquisitions	–	2,426,673	(479,618)	1,303,601
Purchase of equipment	(3,218,465)	(10,769,428)	(12,356,753)	(21,426,566)
Proceeds received on disposal of equipment	–	447,020	216,364	1,074,841
Other assets and deposits	(3,265,164)	(1,684,772)	(2,891,550)	(5,477,709)
Reclamation deposits	(1,002,991)	(63,177)	(1,089,385)	(775,679)
Reclamation obligation	–	–	-	(21,294)
Cash provided by (used in) investing activities	(4,083,378)	(9,622,597)	(12,621,560)	(42,043,672)

Financing activities
Principal repayments under capital lease obligations	(1,898,449)	(2,846,194)	(6,481,498)	(6,489,099)
Addition of capital lease obligations	–	–	1,033,648	–
Common shares and warrants issued for cash, net of issue costs	–	1,297,167	–	57,939,958
Amounts received (paid) to related parties	93,804	(2,199,094)	100,857	(1,940,249)
Amounts paid pursuant to property acquisition	(74,530)	(478,304)	290,372	(4,253,201)
Repayment of credit facility	–	–	–	(11,000,000)
Credit facility	–	–	–	5,000,000
Repayment of loans payable to related parties	–	–	–	(12,474,500)
Loans payable to related parties	–	–	–	1,194,519
Cash provided by (used in) financing activities	(1,879,176)	(4,226,425)	(5,056,621)	27,977,428

Decrease in cash and equivalents during the period	(3,263,971)	(8,317,067)	(12,776,979)	(7,031,726)

Cash and equivalents, beginning of period	10,110,840	21,092,040	19,623,848	19,806,699

Cash and equivalents, end of period	$6,846,869	$12,774,973	6,846,869	$12,774,973

Cash and equivalents is comprised of:	$6,846,869	$12,774,973	$6,846,869	$12,774,973
Cash and equivalents	$7,837,677	$12,774,973	$7,837,677	$12,774,973
Cash equivalent (Bank overdraft)	$(990,808)	$–	$(990,808)	$–

Interest paid during the period	$452,064	$101,618	$700,894	$797,723
Interest received	$357,248	$185,813	$2,480,700	$893,848
Income taxes paid during the period	$(24,246)	$261,320	$(407,435)	$1,545,832

Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrants - consideration for private placement	$–	$–	$–	$1,693,197
Issuance of common shares - consideration for private placement	$–	$–	$–	$568,588
Issuance of commons shares as consideration for acquisition of property (note 6 (b))	$–	$6,081,842	$7,857,143	$–
Issuance of common shares as consideration for property finders fees	$–	$1,307,693	$–	$1,307,693
Fair value of stock options allocated to shares issued upon exercise	$–	$9,040	$–	$2,078
Equipment acquired under capital lease (note 7)	$–	$1,136,242	$1,033,648	$7,316,459

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Rockwell Diamonds Inc. (the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production, acquiring and exploring natural resource properties. The Company’s principal mineral property interests are located in South Africa.

Operating results for the three and nine months ended November 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2009.

The Company has estimated that it will have adequate funds from existing working capital to meet its corporate, operational, development, administrative and property obligations for the coming year. The Company will periodically need to obtain additional financing, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for the Company’s mineral property interests, property, plant and equipment and inventory is dependent upon the existence of economically recoverable mineral resources and future profitable production or proceeds from the disposition of the mine. The Company’s continuing operations are also dependent upon the discovery and existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.

These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

These interim financial statements do not include all the disclosures required for annual financial statements under generally accepted accounting principles. However, these interim financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 3 below. These interim consolidated financial statements should be read in conjunction with the Company’s nine months ending February 29, 2008 audited annual consolidated financial statements which are filed on www.sedar.com. Certain comparative information has been reclassified to conform to the presentation adopted in the current period.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at November 30, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of February 28, 2009.

There were no changes to the Company’s approach to capital management during the nine months ended November 30, 2008. The Company is not subject to externally imposed capital requirements as at November 30, 2008

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying value of the Company’s cash and equivalents, amounts receivable, restricted cash, trade receivable from a related party, reclamation deposits, accounts payable and accrued liabilities, due to/from related parties and capital lease obligations approximate their fair values.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and trade receivable from a related party. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

The following are the contractual maturities of financial liabilities:

November 30, 2008	Carrying amount	Contractual cash flow	2009	2010	2011
Accounts payable and accrued liabilities	$4,318,291	$4,318,291	$4,318,291	$–	$–

Amounts due to related parties	150,461	150,461	150,461	–	–

Capital lease obligations	9,229,413	10,500,403	6,492,352	3,792,613	215,438

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s cash and equivalents, amounts receivable and amounts due from related parties to foreign exchange risk is as follows:

Currency	November 30, 2008	February 29, 2008
South African Rand	$9,269,808	$16,362,773
Other	44,743	1,127,790
Total Financial Assets	$9,314,551	$17,490,563

The exposure of the Company’s accounts payable and accrued liabilities, amounts due to related parties and capital lease obligations to foreign exchange risk is as follows:

Currency	November 30, 2008	February 29, 2008
South African Rand	$13,727,971	$18,909,003
Total Financial Liabilities	$13,727,971	$18,909,003

Sensitivity analysis:

A 10 percent change of the Canadian dollar against the ZAR at November 30, 2008 would have changed net profit by $749,210. This analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis:

A 10 percent change of the prime rate for the period November 30, 2008 would have changed net profit by $123,862. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company’s 2009 fiscal year. The Company’s assessment and disclosure of its ability to continue as a going concern is disclosed in Note 1.

(iv) Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section is effective for the Company’s 2009 fiscal year. Upon adoption of this standard, the Company concluded that there were no material differences between the new standard and the Company’s current accounting policy for its diamond and supplies inventory.

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

(ii) Goodwill and Intangibles - Section 3064

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements issued on or after January 1, 2009. Section 3064 is not expected to have a significant impact on the financial statement.

4.	DIAMOND INVENTORY AND SUPPLIES

	As at	As at
	November 30, 2008	February 29, 2008

Rough diamond inventory	$6,649,547	$830,780
Work in progress	95,027	433,074
Mine supplies	2,268,182	1,990,699
Fuel, oil and grease	272,781	211,300
Total inventory and supplies	$9,285,537	$3,465,853

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

5.	PROPERTY, PLANT AND EQUIPMENT

	As at November 30, 2008
		Accumulated	Net book
	Cost	amortization	value

Land	$7,007,901	$–	$7,007,901
Processing plant and equipment	49,294,126	5,011,207	44,282,919
Processing plant and equipment under capital lease	28,436,963	5,562,967	22,873,996
Office equipment	896,028	147,810	748,218
Vehicles and light equipment	1,750,522	432,156	1,318,366
Vehicles and light equipment under capital lease	154,299	54,005	100,294
	$87,539,839	$11,208,145	$76,331,694

	As at February 29, 2008
		Accumulated	Net book
	Cost	amortization	value
Land	$3,936,092	$–	$3,936,092
Processing plant and equipment	35,421,362	1,474,746	33,946,616
Processing plant and equipment under capital lease	27,850,217	2,961,508	24,888,709
Office equipment	815,209	8,476	806,733
Vehicles and light equipment	1,389,566	259,538	1,130,028
Vehicles and light equipment under capital lease	154,323	30,865	123,458
	$69,566,769	$4,735,133	$64,831,636

6.	MINERAL PROPERTY INTERESTS

	As at	As at
Acquisition Costs	November 30, 2008	February 29, 2008
Durnpike Investments (Pty) Limited
Balance, beginning of period	$25,247,936	$24,121,854
Acquisition costs	55,746	1,822,138
Adjustment to mineral property cost	(178,661)	–
Financial, legal, advisory, and other fees	–	4,216
Site closure and reclamation obligation recognized	–	230,622
Future income tax liability	(118,993)	419,050
Change in Future Income Tax rate	(132,447)	–
Depletion of mineral properties during the period	(1,031,105)	(1,349,944)
Durnpike Investments (Pty) Limited, end of period	23,842,476	25,247,936

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

Ricardo Property	–	1
Saxendrift Mine (Pty) Ltd
Balance, beginning of period	–	–
Acquisition costs	9,822,979	–
Adjustment to mineral property costs	649,288
Financial, legal, advisory, and other fees	76,772	–
Future income tax liability	2,932,235	–
Depletion of mineral properties during the year	(492,414)	–
Saxendrift Mine (Pty) Ltd, end of period	12,988,860	–

Balance, end of period	$36,831,336	$25,247,937

In April 2008, the Company completed the acquisition of Saxendrift Mine (Pty) Ltd a South African private company with an alluvial diamond property in the Middle Orange river area. The cash consideration paid of $15,256,809 comprised of $9,899,763 for mineral rights, $6,245,700 for property, plant and equipment, $130,800 for inventory, $786 for other assets and a reclamation obligation of $1,020,240.

(a)	Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), is the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

  the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

  a series of large remnant alluvial diamond terraces;

  the material plant, machinery, equipment and other movable assets owned and/or used by THO;

  certain employees of THO; and

  a rehabilitation liability which will be taken over by the Company.

On April 11, 2008 the Company completed the MORO acquisition. The substantive conditions to the Transaction have been fulfilled and the Company completed the MORO acquisition. Registration of transfer to Saxendrift Mine Pty (Ltd) of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects has already been obtained. Cession of the Niewejaarskraal mining right is still awaited at this time from the DME, and the Remhoogte prospecting right is in the process of being renewed.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

The results of the Saxendrift operations have been included in the consolidated financial statements since April 11, 2008, the date of acquisition. The following table summarizes the total purchase consideration of the Saxendrift assets:

	Amount	Amount
	(ZAR)	($)
Cash advanced to fund Rockwell’s acquisition of 100% of	93,312,269	12,205,245
Saxendrift
Cash committed to fund	23,330,000	3,051,564
Total purchase consideration	116,642,269	15,256,809

The total acquisition price has been allocated to the net assets acquired and liabilities assumed of Saxendrift as follows:

	Amount	Amount
	(ZAR)	($)
Inventory	1,000,000	130,800
Plant and equipment	47,750,000	6,245,700
Other assets	6,009	786
Mineral property interests	75,686,260	9,899,763
Reclamation obligation	(7,800,000)	(1,020,240)
	116,642,269	15,256,809

The allocation of purchase price is based on management’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition, April 11, 2008.

Effective July 1, 2008, a Black Economic Empowerment (“BEE”) group acquired a shareholding of 26% by subscribing for shares in Saxendrift, thereby reducing the Company’s interest to 74%.

As at November 30, 2008, the Company had the following payment commitments relating to the acquisition of Saxendrift remaining: (a) Payment of ZAR27.5 million ($3.4 million) in cash to Trans Hex subject to the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

(b)	Assumption of 74% ownership of HC Van Wyk Diamonds Ltd (“HCVW’) and Klipdam Mining Company Limited (“Klipdam”)

Effective March 1, 2008, the Company increased its ownership of HCVW and Klipdam by 34% resulting to an 85% interest by issuing 14,285,715 common shares of the Company pursuant to the June 2006 Durnpike Definitive Agreement thereby reducing the non-controlling interest to 15%. Subsequent to that, effective June 1, 2008 the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in HCVW and Klipdam, thereby reducing the Company’s interest to 74%.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(c)	Galputs Minerale Project

As provided for in the June 2006 Durnpike Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project (“Galputs”). In order for the Company to fully control the Galputs minerals rights, the South African Department of Minerals and Energy (“DME”) had to give its final written approval to transfer of the shares of Galputs from Virgilia Investments Inc. to the Company on or before May 31, 2008. Since no written approval had been received from the DME by May 31, 2008, the provisions of the agreement shall not be enforced and as a result all parties have been restored to a position prior to entering the agreement.

(d)	Disposal of discontinued operations – Minera Ricardo

During the period ended August 31, 2008, the Company sold its 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile known as the Ricardo Property through the sale of all its shares in Minera Ricardo Resources Inc. S.A. (“Minera Ricardo”) to Hunter Dickinson Acquisitions Inc., a company with certain directors and officers in common, for a nominal price of $1, resulting in a loss of $203,338. Accordingly, the results of operations of Minera Ricardo have been segregated and presented separately as discontinued operations in the consolidated financial statements. The results of discontinued operations, including the loss on the sale of assets, were as follows:

Period ended November 30, 2008
Revenue	$–
Loss from operations until July 14, 2008	(135,528)
Loss on disposal	(67,810)
Income tax effect	–
Loss from sale of discontinued operations	$(203,338)

7.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

November 30, 2008		February 29, 2008
ELB Finance	$-	$105,418
Stannic	1,162,472	2,093,869
Wesbank	105,340	319,236
Nedbank	244,094	1,842,519
Komatfin	7,717,507	10,442,257
	$9,229,413	$14,803,299

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

As at November 30, 2008
2009	$6,492,352
2010	3,792,613
2011	215,438
Total minimum lease payments	10,500,403
Less interest portion	(1,270,990)
Present value of capital lease obligations	9,229,413
Current portion	(5,607,530)
Non-current portion	$3,621,883

8.	RECLAMATION OBLIGATION

The continuity of the provision for site closure and reclamation costs related to the Holpan, Wouterspan, Klipdam owned by the Durnpike Investments subsidiary and Saxendrift mines, are as follows:

	As at	As at
	November 30,	February 29,
	2008	2008
Durnpike Investments (Pty) Limited
Balance, beginning of period	$1,755,820	$1,361,557
Changes during the period:
Site closure and reclamation obligation recognized		230,622
Foreign exchange on reclamation	(65,306)	(300,675)
Accretion expense	171,557	464,316

Durnpike Investments (Pty) Limited, end of period	$1,862,071	$1,755,820

Saxendrift Mines (Pty) Limited
Balance, beginning of period	$-	$-
Changes during the period:
Site closure and reclamation obligation recognized	1,020,240	-
Foreign exchange on reclamation	(94,690)	-
Accretion expense	90,370	-

Saxendrift Mines (Pty) Limited, end of period	$1,015,920	$-

Balance, end of period	$2,877,991	$1,755,820

The estimated amount of the reclamation costs, adjusted for estimated inflation at 9% per year, is $732,688 for the Klipdam mine in the year 2011, $1.3 million for the Holpan mine in the year 2013 and $3.8 million for the Wouterspan mine in the year 2027 and is expected to be spent over periods of approximately three years beginning in 2011, 2013 and 2027 respectively. The estimated reclamation costs for Saxendrift is $1,131,600 which is the amount that had been established by an

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

independent consultant during the acquisition process. As no gravel mining has taken place yet it has not been necessary to adjust this amount. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 13%, to arrive at a net present value of $2,877,991. The accretion of $261,927 (2008 – $464,316) is charged to the statement of operations. During the period the Company revised the site closure and reclamation obligation.

As required by regulatory authorities, at November 30, 2008, the Company had cash reclamation deposits totaling $2,906,262 (2008 – $ 1,816,877) comprised of $1,784,902 (2008 – $ 1,657,489) for the Holpan and Wouterspan mines, $159,388 (2008 – $159,388) for the Klipdam mine and $961,972 (2008 - Nil) for the Saxendrift mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11%.

9.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which none have been issued.

(b)	Share purchase options

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option is set by the Board of Directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the nine months ended November 30, 2008 is as follows:

	Exercise	February			Expired/	November
Expiry date	price	29 2008	Granted	Exercised	cancelled	30 2008
March 28, 2008	$ 0.50	150,000	–	–	150,000	–
July 10, 2010	$ 0.68	300,000	–	–	100,000	200,000
September 24, 2012	$ 0.62	5,903,000	–	–	–	5,903,000
November 14, 2012	$ 0.63	1,109,000	–	–	2,500	1,106,500
June 20, 2011	$ 0.45	–	1,150,000	–	133,334	1,016,666
		7,462,000	1,150,000	–	385,834	8,226,166

Weighted average exercise price		$ 0.62				$ 0.60

As at November 30, 2008, 2,439,833 of the options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Three months ended		Nine months ended
	November 30		November 30
	2008	2007	2008	2007
Exploration and engineering	$194,571	$167,109	$531,814	$177,581
Operations and administration	304,845	449,672	1,025,703	478,851
Total compensation cost expensed to operations,
with the offset credited to contributed surplus	$499,416	$616,781	$1,557,517	$656,432

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	Three months ended		Nine months ended
	November 30		November 30
	2008	2007	2008	2007
Risk free interest rate	3.4%	4%	3.4%	4%
Weighted average expected life	4.8 years	2.0 years	4.8 years	2.0 years
Weighted average expected volatility	117%	83%	117%	83%
Expected dividends	nil	nil	nil	nil

c)	Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended November 30, 2008 is:

Expiry date	November 22, 2009	(i)	May 09, 2009	(ii)	May 09, 2009	(iii)
Exercise price	$1.00		$0.70		$0.70
Balance, February 29, 2008	39,600,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	–		–		–
Expired	–		–		–
Balance, November 30, 2008	39,600,000		116,007,154		5,772,000

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 expiring on May 9, 2009. Using a Black-Scholes option pricing model, the fair value of the 5,772,000 broker warrants granted in the amount of $1,693,197 have been reflected in the consolidated balance sheet. The weighted-average assumptions used to estimate the fair

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	November 30, 2008	February 29,2008
Banzi Trading (h)	$5,227	$–
Jakes Tyres (i)	93,678	49,604
Hunter Dickinson Services Inc. (a)	51,556	–
	$150,461	$49,604
Balances receivable
Hunter Dickinson Services Inc. (a)	$–	$78,504
Flawless Diamonds Trading House (g)	1,881,778	477,298
Banzi Trade 26 (Pty) Ltd (h)	34,744	33,744
Diacor CC (k)	31,952	3,888
	$1,948,474	$593,434

	Three months ended		Nine months ended
	November 30		November 30
Transactions	2008	2007	2008	2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$316,304	$283,436	$697,012	$816,459
Euro-American Capital Corporation (b)	–	6,208	–	20,208
CEC Engineering (c)	10,349	17,641	24,638	47,364
Jeffrey B Traders CC (d)	–	13,185	–	82,143
Seven Bridges Trading (e)	29,649	19,277	96,499	52,882
Cashmere Trading (f)	–	119,544	18,970	284,240
Banzi Trade 26 (Pty) Ltd (h)	12,732	5,064	25,095	261,158
Jakes Tyres (i)	96,593	737,538	438,781	1,140,771
AA Van Wyk (j)	–	–	–	326,956
Diacor CC (k)	677	–	36,311	–

Sales rendered to:
Flawless Diamonds Trading House (g)	$16,226,715	$12,072,363	$33,394,914	$33,955,084

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company equally owned by several public companies, one of which is Rockwell, and has certain directors in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated June 1, 2008. There are no specific terms of repayment.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provided management services to the Company at market rates for those services, until February 29, 2008. Rene Carrier resigned as a Director in November 2008.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)

Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provided management and specialized diamond marketing services to the Company at market rates, until February 29, 2008.

(e)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(f)

Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(g)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W Bristow, D M Bristow and H C Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”) Banzi provides the Company with buildings materials at market rates.

(i)	Jakes Tyres is a private company of which H C Van Wyk is a director that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(j)	AA Van Wyk is a private company of which H C Van Wyk is a director and shareholder and which provided contract mining services at market rates until February 29, 2008.

(k)	Diacor CC is a private company of which H C van Wyk is a director that has provided consumable materials at market rates to the Company.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

11.	SUBSEQUENT EVENTS

(a)	Outstanding Niewejaarskraal mining rights

On April 11th, 2008 all the conditions precedent to the Saxendrift acquisition had been met, however the Niewejaarskraal new mining order rights are still outstanding and are subject to the approval of the South African Department of Minerals and Energy.

(b)	Response to current market conditions

Subsequent to the quarter, the deterioration of global economic conditions has resulted in a significant weakening of mineral prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds. In these conditions, it is difficult to forecast diamond prices and customer demand for our products.

Valuation of Rockwell’s rough diamond inventory is calculated on a formula based on a six month sales average, excluding sales in excess of $650,000 per diamond, reduced by 30%. At 30 November 2008, in light of the global economic downturn, this value was further reduced by 25% from $1,576 per carat to $1,182 per carat. This measure was considered to be conservative at the balance sheet date, however due to the uncertainty caused by these unprecedented times; we have included two further scenarios.

The following table expresses the possible effects on Net Profit and Earnings per Share should net realizable value of rough diamond inventory value fall to a low case scenario of $919 per carat, a medium base scenario of $1,051 per carat and the reported case of $1,182 per carat.

US$ per Carat US$	$ per Carat $	Net profit reported $	Possible inventory adjustment $	Earnings per share $
900	1,182	1,476,348	-	0.0063
800	1,051	1,476,348	546,741	0.0040
700	919	1,476,348	1,093,481	0.0016
Note: Exchange rate as at 30 November 2008 used to convert US Dollars to Canadian Dollars.

12.	CONTINGENCIES AND COMMITMENTS

(a)

In connection with the property described in the Company’s audited annual consolidated financial statements for the nine months ending February 29, 2008. Subsequent to the finalization of the agreement one of the 50% shareholders of Midamines denied the validity of that agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments be suspended for the duration of the dispute. Following

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the three and nine months ended November 30, 2008 and 2007
(Unaudited - Expressed in Canadian Dollars unless otherwise stated)

apparent resolution of this dispute in late 2007 Rockwell during the third quarter of fiscal 2008 paid a consideration of $600,000 to Midamines in order to increase the size of the concession. During fiscal 2009 the Company attempted to initiate small scale prospecting operations on the Midamines project on the Kwango River. However problems were again experienced in respect of access to the project area which resulted in Rockwell giving notice to terminate the project. Rockwell has engaged appropriate legal counsel to address this situation, and although the outcome is currently not determinable the project is not a material operation of the Company.

(b)

As at November 30, 2008, the Company had the following payment commitments relating to the acquisition of Saxendrift remaining: (a) Payment of ZAR27.5 million ($3.4 million) in cash to Trans Hex subject to the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

(c)	As at December 16, the Company has decided to place the Wouterspan mine on care and maintenance to evaluate refurbishment options.